Exhibit 99.1

Alcoa Corporation Releases Preliminary Second Quarter 2024 Results

PITTSBURGH--(BUSINESS WIRE)--July 10, 2024--Alcoa Corporation (NYSE: AA) today released preliminary second quarter 2024 results ahead of its Special Meeting of Stockholders to be held on July 16, 2024 in connection with its announced acquisition of Alumina Limited. The preliminary results include sequential increases in revenue, net income, adjusted net income and Adjusted EBITDA excluding special items on higher alumina and aluminum prices.

Financial Results and Highlights

M, except per share amounts	2Q24 preliminary	1Q24	2Q23
Revenue	$2,850 - $2,925	$2,599	$2,684
Net income (loss) attributable to Alcoa Corporation	$5 - $25	$(252)	$(102)
Income (loss) per share attributable to Alcoa Corporation	$0.03 - $0.14	$(1.41)	$(0.57)
Adjusted net income (loss)	$15 - $35	$(145)	$(62)
Adjusted income (loss) per share	$0.08 - $0.19	$(0.81)	$(0.35)
Adjusted EBITDA excluding special items	$310 - $330	$132	$137

The information regarding second quarter 2024 results is preliminary, based upon information available as of today and is subject to change and finalization based on completion of all quarter end close processes. Alcoa will announce its second quarter 2024 results on Wednesday, July 17, 2024.

“We had strong preliminary results for the second quarter of 2024 which reflect market improvements,” said Alcoa President and CEO William F. Oplinger. “We are looking forward to closing the acquisition of Alumina Limited on or about August 1, 2024.”

Preliminary Second Quarter 2024 Results

•	Production: Alumina production is expected to decrease approximately 5 percent sequentially primarily due to the full curtailment of the Kwinana refinery completed in June 2024. Aluminum production in the second quarter 2024 is expected to be consistent with the first quarter’s strong output.

•	Shipments: In the Alumina segment, third-party shipments of alumina are expected to decrease approximately 5 percent sequentially primarily due to the full curtailment of the Kwinana refinery. In Aluminum, total shipments are expected to increase approximately 7 percent sequentially primarily due to the timing of shipments and the restart of one potline at Warrick Operations in the first quarter 2024.

•	Revenue: For the second quarter 2024, revenue is expected to range between $2,850 million and $2,925 million, a sequential increase due to higher average realized third-party prices for alumina and aluminum, partially offset by lower alumina shipments.

•	Net income attributable to Alcoa Corporation: The Company is expecting Net income attributable to Alcoa Corporation between $5 million and $25 million in the second quarter 2024, as compared to Net loss attributable to Alcoa Corporation of $(252) million in the first quarter 2024. The expected sequential increase was driven primarily by the non-recurrence of a charge of $197 million recorded in the first quarter 2024 related to the curtailment of the Kwinana refinery, in addition to the previously mentioned higher alumina and aluminum prices.

•	Adjusted EBITDA excluding special items: For the second quarter 2024, Adjusted EBITDA excluding special items is expected to be between $310 million and $330 million, a sequential increase driven by higher alumina and aluminum prices and lower production costs.

•	Segment Adjusted EBITDA: Alumina Segment Adjusted EBITDA is expected to be between $180 million and $190 million for the second quarter 2024, a sequential increase driven by the higher average third-party price for alumina, partially offset by higher seasonal maintenance and costs associated with the Kwinana curtailment. For the second quarter 2024, Aluminum Segment Adjusted EBITDA is expected to be between $230 million and $240 million, a substantial sequential increase driven by the higher average third-party price for aluminum and lower production costs, partially offset by higher alumina input costs.

•	Cash: Alcoa’s cash balance is expected to approximate $1.4 billion at June 30, 2024, consistent with the prior quarter, as increased Cash provided from operations was partially offset by increased capital expenditures.

Key Actions

•	Acquisition of Alumina Limited: On June 11, 2024, Alcoa announced it had reached several key milestones in its acquisition of Alumina Limited. Additionally, on June 13, 2024, the Australian Foreign Investment Review Board approved the transaction, and therefore all required regulatory approvals for the transaction have been received. Alcoa expects the transaction to be completed on or about August 1, 2024, subject to approval by the shareholders of Alcoa and Alumina Limited.

•	ELYSISTM: On June 28, 2024, the Company announced further progress on ELYSIS technology with Rio Tinto’s plans to launch the first industrial-scale demonstration of the breakthrough technology.

•	San Ciprián complex: During the second quarter 2024, Alcoa continued to work to find viable energy solutions for both the San Ciprián refinery and smelter, while progressing the process for the potential sale of the complex. Both alumina and aluminum prices improved during the second quarter, and based on current economic conditions, Alcoa anticipates that available funding will be exhausted by the end of 2024.

•	Kwinana refinery: The Company completed the full curtailment of the Kwinana refinery in Australia in June 2024, as planned.

Preliminary Unaudited Financial Information for 2Q24

Interim consolidated financial statements as of, and for the quarter ended June 30, 2024, are not yet complete and are not available as of the date of this press release. The preliminary financial information, production information and shipment information presented above for the quarter ended June 30, 2024, remain preliminary, based upon information available as of the date of this press release and are subject to change and finalization based on completion of all quarter end close processes. Accordingly, undue reliance should not be placed on this unaudited preliminary financial information. Please also refer to “Forward-Looking Statements.”

Conference Call

Alcoa will hold its quarterly conference call at 5:00 p.m. Eastern Daylight Time (EDT) / 7:00 a.m. Australian Eastern Standard Time (AEST) on Wednesday, July 17, 2024 / Thursday, July 18, 2024, to present second quarter 2024 financial results and discuss the business, developments and market conditions.

The call will be webcast via the Company’s homepage on www.alcoa.com. Presentation materials for the call will be available for viewing on the same website at approximately 4:15 p.m. EDT on July 17, 2024 / 6:15 a.m. AEST on July 18, 2024. Call information and related details are available under the “Investors” section of www.alcoa.com.

Dissemination of Company Information

Alcoa intends to make future announcements regarding company developments and financial performance through its website, www.alcoa.com, as well as through press releases, filings with the Securities and Exchange Commission, conference calls and webcasts. The Company does not incorporate the information contained on, or accessible through, its corporate website or such other websites or platforms referenced herein into this press release.

About Alcoa Corporation

Alcoa (NYSE: AA) is a global industry leader in bauxite, alumina and aluminum products with a vision to reinvent the aluminum industry for a sustainable future. Our purpose is to turn raw potential into real progress, underpinned by Alcoa Values that encompass integrity, operating excellence, care for people and courageous leadership. Since developing the process that made aluminum an affordable and vital part of modern life, our talented Alcoans have developed breakthrough innovations and best practices that have led to improved safety, sustainability, efficiency, and stronger communities wherever we operate.

Discover more by visiting www.alcoa.com. Follow us on our social media channels: Facebook, Instagram, X, YouTube and LinkedIn.

Forward-Looking Statements

This news release contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as "aims," "ambition," "anticipates," "believes," "could," "develop," "endeavors," "estimates," "expects," "forecasts," "goal," "intends," "may," "outlook," "potential," "plans," "projects," "reach," "seeks," "sees," "should," "strive," "targets," "will," "working," "would," or other words of similar meaning. All statements by Alcoa Corporation ("Alcoa") that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed transaction; the ability of the parties to complete the proposed transaction; the expected benefits of the proposed transaction, the competitive ability and position following completion of the proposed transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects; and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa's perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (1) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed transaction; (2) the prohibition or delay of the consummation of the proposed transaction by a governmental entity; (3) the risk that the proposed transaction may not be completed in the expected time frame or at all; (4) unexpected costs, charges or expenses resulting from the proposed transaction; (5) uncertainty of the expected financial performance following completion of the proposed transaction; (6) failure to realize the anticipated benefits of the proposed transaction; (7) the occurrence of any event that could give rise to termination of the proposed transaction; (8) potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; (9) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (10) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to LME or other commodities; (11) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (12) competitive and complex conditions in global markets; (13) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (14) rising energy costs and interruptions or uncertainty in energy supplies; (15) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (16) our ability to execute on our strategy to be a lower cost, competitive, and integrated aluminum production business and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (17) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (18) economic, political, and social conditions, including the impact of trade policies and adverse industry publicity; (19) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (20) changes in tax laws or exposure to additional tax liabilities; (21) global competition within and beyond the aluminum industry; (22) our ability to obtain or maintain adequate insurance coverage; (23) disruptions in the global economy caused by ongoing regional conflicts; (24) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (25) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (26) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (27) claims, costs and liabilities related to health, safety, and environmental laws, regulations, and other requirements, in the jurisdictions in which we operate; (28) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (29) our ability to fund capital expenditures; (30) deterioration in our credit profile or increases in interest rates; (31) restrictions on our current and future operations due to our indebtedness; (32) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (33) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (34) labor market conditions, union disputes and other employee relations issues; (35) a decline in the liability discount rate or lower-than-expected investment returns on pension assets; and (36) the other risk factors discussed in Part I Item 1A of Alcoa's Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and other reports filed by Alcoa with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement. Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Market projections are subject to the risks described above and other risks in the market. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements and none of the information contained herein should be regarded as a representation that the forward-looking statements contained herein will be achieved.

Additional Information and Where to Find It

This news release does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities. This communication relates to the proposed transaction. On June 6, 2024, Alcoa filed with the SEC a definitive proxy statement on Schedule 14A (the “Proxy Statement”) in connection with the proposed transaction. Other documents regarding the proposed transaction may be filed with the SEC. This communication is not a substitute for the Proxy Statement or any other document that Alcoa may file with the SEC and send to its stockholders in connection with the proposed transaction. The issuance of the stock consideration in the proposed transaction will be submitted to Alcoa’s stockholders for their consideration. The Proxy Statement contains important information about Alcoa, the proposed transaction and related matters. Before making any voting decision, Alcoa’s stockholders should read all relevant documents filed or to be filed with the SEC completely and in their entirety, including the Proxy Statement, as well as any amendments or supplements to those documents, because they contain or will contain important information about Alcoa and the proposed transaction. Alcoa’s stockholders will be able to obtain a free copy of the Proxy Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Proxy Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.

Participants in the Solicitation

Alcoa, its directors, executive officers and other persons related to Alcoa may be deemed to be participants in the solicitation of proxies from Alcoa’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Alcoa and their ownership of common stock of Alcoa is set forth in the section entitled “Information about our Executive Officers” included in Alcoa’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 21, 2024 (and which is available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1675149/000095017024018069/aa-20231231.htm), in the sections entitled “Director Nominees” included in its proxy statement for its 2024 annual meeting of stockholders, which was filed with the SEC on March 19, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1675149/000119312524071354/d207257ddef14a.htm) and in the sections entitled “Security Ownership of Certain Beneficial Owners and Management” and “Interests of Alcoa Executive Officers and Directors in the Transaction” included in the Proxy Statement, which was filed with the SEC on June 6, 2024 (and which is available at https://www.sec.gov/Archives/edgar/data/1675149/000119312524156116/d827161ddefm14a.htm). Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in other relevant materials to be filed with the SEC in connection with the proposed transaction when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

Non-GAAP Financial Measures

This release contains reference to certain financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States (GAAP). Alcoa Corporation believes that the presentation of these non-GAAP financial measures is useful to investors because such measures provide both additional information about the operating performance of Alcoa Corporation and insight on the ability of Alcoa Corporation to meet its financial obligations by adjusting the most directly comparable GAAP financial measure for the impact of, among others, “special items” as defined by the Company, non-cash items in nature, and/or nonoperating expense or income items. The presentation of non-GAAP financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with GAAP. Certain definitions, reconciliations to the most directly comparable GAAP financial measures and additional details regarding management’s rationale for the use of the non-GAAP financial measures can be found in the schedules to this release.

Alcoa Corporation and subsidiaries

Calculation of Financial Measures (unaudited)

(in millions, except per-share amounts)

Adjusted Income	Income (Loss)			Diluted EPS(4)
	Quarter ended			Quarter ended
	Estimated June 30, 2024	March 31, 2024	June 30, 2023	Estimated June 30, 2024	March 31, 2024	June 30, 2023
Net income (loss) attributable to Alcoa Corporation	$5 - 25	$(252)	$(102)	$0.03 - 0.14	$(1.41)	$(0.57)

Special items:
Restructuring and other charges, net	~20	202	24
Other special items(1)	~(20)	22	35
Discrete and other tax items impacts(2)	~0	—	1
Tax impact on special items(3)	~5	(60)	(13)
Noncontrolling interest impact(3)	~5	(57)	(7)
Subtotal	~10	107	40

Net income (loss) attributable to Alcoa Corporation – as adjusted	$15 - 35	$(145)	$(62)	$0.08 - 0.19	$(0.81)	$(0.35)

Net income (loss) attributable to Alcoa Corporation – as adjusted and Diluted EPS – as adjusted are non-GAAP financial measures. Management believes these measures are meaningful to investors because management reviews the operating results of Alcoa Corporation excluding the impacts of restructuring and other charges, various tax items, and other special items (collectively, “special items”). There can be no assurances that additional special items will not occur in future periods. To compensate for this limitation, management believes it is appropriate to consider Net income (loss) attributable to Alcoa Corporation and Diluted EPS determined under GAAP as well as Net income (loss) attributable to Alcoa Corporation – as adjusted and Diluted EPS – as adjusted.

(1)	Other special items include the following:

•	for the quarter ended June 30, 2024, a net favorable change in mark-to-market energy derivative instruments (~$25) and net charges for other special items (~$5);

•	for the quarter ended March 31, 2024, an adjustment to the gain on sale of the Warrick Rolling Mill in Evansville, Indiana for additional site separation costs ($11), a net unfavorable change in mark-to-market energy derivative instruments ($4), external costs related to portfolio actions ($4), costs related to the restart process at the Warrick Operations site in Indiana ($3), costs related to the restart process at the San Ciprián, Spain smelter ($2), and a net benefit for other special items ($2); and,

•	for the quarter ended June 30, 2023, a net unfavorable change in mark-to-market energy derivative instruments ($22) and costs related to the restart process at the Alumar, Brazil smelter ($13).

(2)	Discrete and other tax items are generally unusual or infrequently occurring items, changes in law, items associated with uncertain tax positions, or the effect of measurement-period adjustments and include the following:

•	for the quarter ended June 30, 2023, net charge for discrete tax items ($1).

(3)	The tax impact on special items is based on the applicable statutory rates in the jurisdictions where the special items occurred. The noncontrolling interest impact on special items represents Alcoa’s partner’s share of certain special items.

(4)	In any period with a Net loss attributable to Alcoa Corporation (GAAP or as adjusted), the average number of shares applicable to diluted earnings per share exclude certain share equivalents as their effect is anti-dilutive.

Alcoa Corporation and subsidiaries

Calculation of Financial Measures (unaudited), continued

(in millions)

Adjusted EBITDA	Quarter ended
	Estimated June 30, 2024	March 31, 2024	June 30, 2023

Net income (loss) attributable to Alcoa Corporation	$5 - 25	$(252)	$(102)

Add:
Net income (loss) attributable to noncontrolling interest	~10	(55)	(19)
Provision for (benefit from) income taxes	~60	(18)	22
Other (income) expenses, net	~(20)	59	6
Interest expense	~40	27	27
Restructuring and other charges, net	~20	202	24
Provision for depreciation, depletion, and amortization	~160	161	153

Adjusted EBITDA	275 - 295	124	111

Special items(1)	~35	8	26

Adjusted EBITDA, excluding special items	$310 - 330	$132	$137

Alcoa Corporation’s definition of Adjusted EBITDA (Earnings before interest, taxes, depreciation, and amortization) is net margin plus an add-back for depreciation, depletion, and amortization. Net margin is equivalent to Sales minus the following items: Cost of goods sold; Selling, general administrative, and other expenses; Research and development expenses; and Provision for depreciation, depletion, and amortization. Adjusted EBITDA is a non-GAAP financial measure. Management believes this measure is meaningful to investors because Adjusted EBITDA provides additional information with respect to Alcoa Corporation’s operating performance and the Company’s ability to meet its financial obligations. The Adjusted EBITDA presented may not be comparable to similarly titled measures of other companies.

(1) Special items include the following (see reconciliation of Adjusted Income above for additional information):

•	for quarter ended June 30, 2024, the mark-to-market contracts associated with the Portland smelter generated gains (~$30) in Other (income) expenses, net which economically offset a portion of the cost of power recorded in Cost of goods sold. This non-GAAP reclass presents the net cost of power within Cost of goods sold. This was in addition to net charges for other specials items (~$5);

•	for the quarter ended March 31, 2024, external costs related to portfolio actions ($4), costs related to the restart process at the Warrick Operations site in Indiana ($3), costs related to the restart process at the San Ciprián, Spain smelter ($2), and a benefit for other special items ($1); and,

•	for the quarter ended June 30, 2023, costs related to the restart process at the Alumar, Brazil smelter ($13) and net cost of power associated with the Portland smelter ($13).

Contacts

Investor Contact:	Jim Dwyer	+1 412 992 5450	James.Dwyer@alcoa.com
Media Contact:	Courtney Boone	+1 412 527 9792	Courtney.Boone@alcoa.com